
11008083

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR


SEC MAIL PROCESSING
RECEIVED
JUL 2011
WASH, D.C.
211
SECTION

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Explanatory Note

The purpose of this Amendment No. 1 on Form 11-K/A (this "Amendment No. 1") is to amend the titles of two footnotes to the financial statements attached to the Form 11-K filed with the Securities and Exchange Commission on June 29, 2011 (the "Form 11-K"). Footnote 4 was inadvertently titled "Fair Value Measurements" while its correct title is "Investments." Footnote 9 was inadvertently titled "Risks and Uncertainties" while its correct title is "Reconciliation of Financial Statements to Form 5500."

No other changes have been made to the Form 11–K. This Amendment No. 1 speaks as of the original filing date of the Form 11-K, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the Form 11–K.

Exhibit Index on Page 17

MGIC PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MGIC Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MGIC Profit Sharing and Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 24, 2011

PricewaterhouseCoopers LLP, 100 E. Wisconsin Ave., Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2010 and December 31, 2009

	2010	2009
Assets:		
Investments: (See Note 3)		
Mutual funds	$ 156,174,741	$ 135,532,739
Employer Stock	18,846,268	12,097,053
Common Collective Trust Funds	37,089,134	37,675,431
Total Investments	212,110,143	185,305,223
Receivables:		
Employer contributions - profit sharing	2,464,139	1,773,016
Accrued interest and dividends	584,039	0
Notes receivable from participants	996,837	1,115,707
Total receivables	4,045,015	2,888,723
Net assets available for benefits at fair value	216,155,158	188,193,946
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(798,749)	835,603
Net assets available for benefits	$ 215,356,409	$ 189,029,549

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2010 and December 31, 2009

	2010	2009
Additions (reductions) to net assets attributable to:		
Employer contributions:		
Employer - matching	$ 1,389,311	$ 1,452,826
Employer - profit sharing	2,464,139	1,773,016
Employee contributions	6,713,400	7,122,124
	10,566,850	10,347,966
Investment income		
Dividends	3,881,336	3,175,321
Interest	65,509	71,980
Net appreciation (depreciation) in fair value of investments	27,662,928	34,981,298
	31,609,773	38,228,599
Deductions:		
Benefits	(15,233,040)	(18,856,057)
Transfer to MGIC Profit Sharing & Savings Plan - Puerto Rico	(616,723)	0
	(15,849,763)	(18,856,057)
Net additions	26,326,860	29,720,508
Net assets available for benefits, beginning of year	189,029,549	159,309,041
Net assets available for benefits, end of year	$ 215,356,409	$ 189,029,549

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA").

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General and Eligibility The Plan covers employees of the Company, except that in December 2010 employees of the Company living and working in the Commonwealth of Puerto Rico were transferred to a separate plan for Puerto Rico participants. The separate plan was established in order to avoid adverse tax consequences from changes in U.S. tax law impacting U.S. Plan participants who are residents of Puerto Rico. Employees are eligible to participate in the savings components of the Plan on their first day of employment. Employees are eligible to participate in the Profit Sharing component of the Plan as of the January 1st or July 1st nearest to the date in which they have completed 12 consecutive months of employment.

Contributions Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), and Roth 401(k) Savings Contributions, limited to $16,500 for participants under age 50 and $22,000 for participants over age 50, and limited by the $49,000 defined contribution limit from all plan contribution sources. After-tax savings contributions are no longer permitted after December 31, 2009. Participants may change their contributions at any time. A matching employer contribution is made on employees' before-tax and Roth contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' eligible compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions among a variety of options in increments of 1%. Employer matching and profit sharing contributions are allocated among the investment options in the same manner as participant contributions. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the Company's Qualified Default Investment Fund (QDIA), the Balanced Model.

Company Stock The MGIC Investment Corporation Unitized Stock Fund was closed to new investments and fund transfers into the fund effective March 30, 2009. Employees can still execute transfers out of the fund. Any dividends paid will be invested in the fund.

Participant Accounts Each participant's account is credited with the participant's contribution and allocations of (a) the Company contributions and (b) plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The active participant may request withdrawals from their 401(k) account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations and from their profit sharing account for hardship reasons or for personal reasons (a personal withdrawal is allowed once every 10 years after 5 years of service).

Vesting and Forfeitures Participants are vested immediately in their contributions plus actual earnings there on. The portion representing employer match and profit sharing contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
1	0%
2	50%
3	75%
4 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing and employer matching contributions are applied as a reduction of future matching contributions payable by the employer. For 2010, $145,486 of forfeitures were used to reduce matching contributions. The balance in the forfeiture account at December 31, 2010 was $180,856.

Notes Receivable from participants Loans from the Plan are available to the Plan's participants in the event of financial hardship or upon attainment of age 59 ½ for personal reasons.

The minimum amount which may be borrowed is $1,000. The maximum loan is 50% of the participant's total vested account balance, up to $50,000 minus the highest balance of loans outstanding during the prior 12 month period. Loans are generally limited to one loan per calendar year, and are repaid through payroll deductions over a period of up to 5 years (up to 10 years for home purchase). The interest rate is prime rate plus 1% at the time the loan is issued and remains the same for the life of the loan. Upon approval of the loan, a processing fee is charged to the participant. At December 31, 2010, loans bore interest at rates ranging from 4.25% to 10.5% and were due at various dates through 2020.

2. Summary of Significant Accounting Policies

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The following are the significant accounting policies followed by the Plan:

Method of Accounting The Plan's financial statements are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU applies to any defined contribution pension plan that allows participant loans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Because loans to participants are no longer measured at fair value, fair value measurements and disclosures are not applicable. This amendment will be applied retroactively. The adoption of this standard did not have a material impact on the financial statements.

Investments and Income Recognition Mutual funds and employer stock are reported at fair value based upon closing quotations on the last business day of the year. Common collective trust funds are valued at fair value of the assets that make up the common collective funds. See Note 3, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.

FASB Accounting Standards Codification (ASC) 962-325-35 states that defined-contribution plans should report all investments (including derivative contracts) at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through the Wells Fargo Stable Return Fund in 2010, and the US Bank Stable Asset Fund in 2009, both are collective trust investments. As required by the FASB ASC 962-205-45-2, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Dividend income is recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Since the Plan's investments are reported at fair value, the Statements of Changes in Net Assets Available to Benefits reflect both realized gains and losses and unrealized appreciation and depreciation of investments.

Notes Receivable from participants Notes receivable from Plan participants and are stated at the unpaid principal balance plus any accrued but unpaid interest. At December 31, 2010 and 2009, there were no loans in default that exceeded the participants' vested account balance.

Plan Costs and Expenses In 2010 and 2009, benefit disbursing expenses, trustee fees, investment management service fees and administrative costs of the Plan were voluntarily paid for by the Company.

Contributions Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded on the accrual basis.

Benefits Benefits are recorded when paid.

3. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Employer stock: Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trust funds: Valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value.

Mutual funds: Valued at the net asset value of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Domestic :				
Balanced	$ 18,112,167	$ -	$ -	$ 18,112,167
Fixed Income				
Real Estate	3,657,271	-	-	3,657,271
Intermediate Term Bond	23,384,045	-	-	23,384,045
Inflation Protected Bond	5,325,426	-	-	5,325,426
Large Cap:				
Index	35,879,563	-	-	35,879,563
Growth	4,555,476	-	-	4,555,476
Value	4,312,241	-	-	4,312,241
Mid Cap:				
Index	4,972,377	-	-	4,972,377
Growth	14,759,190	-	-	14,759,190
Value	9,948,198	-	-	9,948,198
Small Cap:				
Growth	8,228,290	-	-	8,228,290
Value	6,264,119	-	-	6,264,119
International:				
Growth	14,482,526	-	-	14,482,526
Emerging	2,293,852	-	-	2,293,852
Total Mutual Funds	156,174,741	-	-	156,174,741
Employer Stock	18,846,268	-	-	18,846,268
Common Collective Trust Funds	-	37,089,134	-	37,089,134
Total assets at fair value	$ 175,021,009	$ 37,089,134	$ -	$ 212,110,143

Assets at fair value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Domestic :				
Balanced	$ 17,607,821	$ -	$ -	$ 17,607,821
Fixed Income				
Real Estate	2,137,362	-	-	2,137,362
Intermediate Term Bond	21,746,854	-	-	21,746,854
Inflation Protected Bond	5,335,866		-	5,335,866
Large Cap:				
Index	31,494,998	-	-	31,494,998
Growth	4,229,378	-	-	4,229,378
Value	3,342,672	-	-	3,342,672
Mid Cap:				
Index	3,750,236	-	-	3,750,236
Growth	12,539,155	-	-	12,539,155
Value	7,302,598	-	-	7,302,598
Small Cap:				
Growth	5,869,377	-	-	5,869,377
Value	5,137,893	-	-	5,137,893
International:				
Growth	13,658,205	-	-	13,658,205
Foreign Stock	1,380,324	-	-	1,380,324
Total Mutual Funds	135,532,739	-	-	135,532,739
Employer Stock	12,097,053	-	-	12,097,053
Common Collective Trust Funds	-	37,675,431	-	37,675,431
Total assets at fair value	$ 147,629,792	$ 37,675,431	$ -	$ 185,305,223

During 2010, and 2009 the Plan had no investments classified as Level 3. In addition there were no significant transfers between levels during 2010 or 2009.

4. Investments

The Plan's investments are held by Fidelity Trust Company. The following table presents the fair value of those investments at December 31, 2010 and 2009:

		2010			2009	
Mutual fund:						
American Funds EuroPacific Fund	$	14,482,526	*	$	13,658,205	*
Dodge & Cox Balanced Fund		18,112,167	*		17,607,821	*
FMI Common Stock Fund		3,701,492			2,676,430	
Goldman Sachs MidCap Value Fund Inst.		6,246,706			4,626,168	
Harbor Capital Appreciation Fund		4,555,476			4,229,378	
Lazard Emerging Markets Equity		2,293,852			-	
Nuveen Inflation Protected Secs Fund		-			5,335,866	
Nuveen MidCap Growth Opp. Fund		14,759,190	*		12,539,155	*
Nuveen Real Estate Securities Fund		3,657,272			2,137,362	
PIMCO Real Return Fund		5,325,426			-	
PIMCO Total Return Instl. Fund		23,384,045	*		21,746,854	*
Pioneer Fund Class Y		3,027,224			2,551,255	
UMB Scout International Fund		-			1,380,324	
Vanguard Institutional Index Fund		35,879,563	*		31,494,998	*
Vanguard Mid Capitalization Index Ins. Fund		4,972,377			3,750,236	
Vanguard Small Cap Growth Index Inst. Fund		8,228,290			5,869,377	
Vanguard Small Cap Value Index Inst. Fund		6,264,119			5,137,893	
Vanguard Windsor II Fund - Admiral		1,285,017			791,417	
Mutual fund total		156,174,742			135,532,739	
MGIC Investment Corporation Unitized Stock Fund		18,846,268	*		12,097,053	*
Common collective trust:						
US Bank Stable Asset Fund		-			37,675,431	*
Wells Fargo Stable Asset Fund E		37,089,133	*		-	
	$	212,110,143		$	185,305,223	

* Represents greater than 5 percent of net assets available for benefits.

The Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $27,662,928 and $34,981,298 during 2010 and 2009 respectively, as follows:

		2010		2009
Mutual funds invested in fixed maturities	$	2,063,002	$	1,508,555
Mutual funds invested in equities		15,875,250		25,806,815
Employer stock		9,077,272		6,930,260
Common collective trust		647,404		735,668
Net appreciation (depreciation)	$	27,662,928	$	34,981,298

5. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a). The Company has received a favorable determination of tax exempt status for the Plan from the IRS in a letter dated May 22, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. As required, in 2010 the Plan re-filed for a favorable determination letter with the IRS.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Party-In-Interest Transactions

All transactions involving employer stock and loans to participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or should the Company elect to discontinue contributions, participants become fully vested, and the plan assets would be converted to cash and distributed to participants in accordance with their account balance.

8. Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.



MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 215,356,409	$ 189,029,549
Adjustment from contract value to fair value for fully benefit responsive investment contracts on Form 5500	798,749	(835,603)
Net assets available for benefits per the Form 5500	$ 216,155,158	$ 188,193,946

The following is a reconciliation of net additions (deductions) per the financial statements for the year ended December 31, 2010 and 2009 to the Form 5500:

	For the Year Ended 2010	For the Year Ended 2009
Net additions (deductions) per the financial statements	$ 26,326,860	$ 29,720,508
Adjustment from contract value to fair value for fully benefit responsive investment contracts on Form 5500	1,634,352	1,792,767
Amounts per Form 5500	$ 27,961,212	$ 31,513,275

10. Subsequent Events

Management has evaluated the events and transactions that have occurred through the date of this filing and noted no items requiring adjustment of the financial statements or additional disclosures.

MGIC PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

COLUMN A	COLUMN B	COLUMN C	COLUMN E
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	CURRENT VALUE
	American Funds EuroPacific Fund	350,073.154 shares, registered investment company	14,482,526
	Dodge & Cox Balanced Fund	257,934.587 shares, registered investment company	18,112,167
	FMI Common Stock Fund	147,587.383 shares, registered investment company	3,701,492
	Harbor Capital Appreciation Fund	124,059.809 shares, registered investment company	4,555,476
	Goldman Sachs MidCap Value Fund Inst.	172,799.621 shares, registered investment company	6,246,706
	Lazard Emerging Markets Equity Instl	105,319.199 shares, registered investment company	2,293,852
	Nuveen Mid Cap Growth Opp. Fund	337,198.761 shares, registered investment company	14,759,190
	Nuveen Real Estate Securities Fund	201,059.459 shares, registered investment company	3,657,271
	PIMCO Real Return Instl	468,787.478 shares, registered investment company	5,325,426
	PIMCO Total Return Instl. Fund	2,155,211.421 shares, registered investment company	23,384,045
	Pioneer Fund Class Y	73,673.021 shares, registered investment company	3,027,224
	Vanguard Institutional Index Fund	311,969.062 shares, registered investment company	35,879,563
	Vanguard Mid Capitalization Index Ins Fund	244,222.853 shares, registered investment company	4,972,377
	Vanguard Small Cap Growth Index Inst. Fund	374,694.426 shares, registered investment company	8,228,290
	Vanguard Small Cap Value Index Inst. Fund	390,531.124 shares, registered investment company	6,264,119
	Vanguard Windsor II Fund - Admiral	28,204.942 shares, registered investment company	1,285,017
	Wells Fargo Stable Asset Fund E	778,814.668 shares, common collective investment fund	37,089,134
*	MGIC Investment Corporation Unitized Stock Fund	2,061,076.140 shares, common stock	18,846,268
*	Notes receivable from participants	Loans to participants, interest at 4.25%, to 10.5%, due through 2020	996,837
			$213,106,980

* Party-in-interest investment.

Column D is not included in this schedule, as participants dictate their investment decisions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Profit Sharing and Savings Plan
(Name of Plan)

June 29, 2011

Plan Administrative Committee,
Acting as Plan Administrator

By: 
Kurt J. Thomas

MGIC PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K/A ANNUAL REPORT

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
23	Consent of PricewaterhouseCoopers LLP	18

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-157053) of MGIC Investment Corporation of our report dated June 24, 2011 relating to the financial statements and supplemental schedule of MGIC Profit Sharing and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 24, 2011